UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13DUnder the Securities Exchange Act of 1934

(Amendment No. n/a)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

July 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 32

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

116,177,778 **

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

116,177,778**

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778 **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

PN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 3 of 32

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778   **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

OO-LLC

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 4 of 32

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778  **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

CO

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 5 of 32

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778  **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 6 of 32

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778   **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778   **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 7 of 32

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778   **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778   **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778   **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 8 of 32

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778   **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778  **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 9 of 32

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778  **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 10 of 32

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778   **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 11 of 32

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778   **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

CUSIP NO. 098003106                                       13D                                                         Page 12 of 32

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

116,177,778  **

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

116,177,778  **

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,177,778  **

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14.

TYPE OF REPORTING PERSON

IN

** The number of shares beneficially owned gives effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011 with respect to the Common Stock underlying the shares of Series D Preferred Stock.

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.

SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 529 5th Avenue, 8th Floor, New York, New York 10017.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

This statement is filed by Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners XII”), Oak Associates XII, LLC, a Delaware limited liability company (“Oak Associates XII”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames (collectively with Mms. Lamont and Ames and Messrs. Carano, Gallagher, Glassmeyer, Harman, Ahmed and Riley, the “Partners”).

Oak Investment Partners XII, Oak Associates XII and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Issuer.  Each Reporting Person disclaims the beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit 99.1.

As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with other stockholders of the Issuer owning Series D Preferred Stock and that are parties to the Stockholders Agreement (as defined herein) (the “Series D Stockholders”).  If the Reporting Persons were deemed to constitute a “group” with the other Series D Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Series D Stockholders, based on available information, is approximately 341,356,824 which represents approximately 76.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 20, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011, plus shares of Common Stock issuable upon conversion of Series D Preferred Stock, conversion of Series D-1 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Series D Stockholders (including the Reporting Persons), all based on available information.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Series D Stockholders (other than the Reporting Persons).  Each of the Reporting Persons disclaims beneficial ownership of all shares of

Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

(b)

The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, 901 Main Avenue, Norwalk, Connecticut 06851.

(c)

The principal business of Oak Investment Partners XII is to assist growth-oriented businesses.  The principal business of Oak Associates XII is to act as general partner of Oak Investment Partners XII.  The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XII and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)

During the past (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Oak Entities is organized under the laws of Delaware.  Each of the Partners is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This 13D is being filed because of equity owned by Oak Investment Partners XII as follows.  Oak Investment Partners XII owns warrants exercisable in the aggregate into 57,142,857 shares of Common Stock of the Issuer and shares of Series D Convertible Preferred Stock, par value $0.0001 per share (“Series D Preferred Stock”) convertible in the aggregate into 59,034,921 shares of Common Stock (giving effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011).  Oak Investment Partners XII also owns 8,796 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”) of the Issuer.  The number of shares of Common Stock beneficially owned by the Reporting Persons does not include the shares of Common Stock in which the Series C Preferred Stock may convert because the conversion rate of the Series C Preferred Stock is unknown and based on the future performance of the Beacon business of the Issuer and may not be determined within 60 days, and, as a result, is subject to material contingencies described below in which the Reporting Persons do not have control.  Details of the terms of the transactions and securities are discussed in more detail in the following paragraphs.

Purchase of Units

On February 2, 2011, Oak Investment Partners XII entered into a Unit Purchase Agreement with the Issuer (the “Purchase Agreement”) in connection with a private placement of securities by the Issuer.  Pursuant to the Purchase Agreement, at the closing of the private placement (the “Closing”), which occurred on February 2, 2011 (the date upon which the Closing occurred being referred to herein as the “Closing Date”), Oak Investment Partners XII purchased 40 units of the Issuer at a per unit price of $100,000, for an aggregate purchase price of $4,000,000.  Each unit (each a “Unit”) was comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, at an initial exercise price of $0.07 per share (the “Common Stock Warrants”), and (b) 100 shares of Series D Preferred Stock.  Therefore, Oak

Investment Partners XII acquired an aggregate of 4,000 shares of Series D Preferred Stock, initially convertible, subject to the Conversion Restriction described below, into 57,142,857 shares of Common Stock (without giving effect to any Accrued Dividends) and Common Stock Warrants to purchase, subject to the Exercise Restriction described below, 57,142,857 shares of Common Stock.  The purchase price paid by Oak Investment Partners XII was furnished from the investment capital of Oak Investment Partners XII contributed by its investors. No part of the purchase price was borrowed by Oak Investment Partners XII for the purpose of acquiring such securities.

The shares of Series D Preferred Stock included in the Units are subject to the restriction that they may not be converted for shares of Common Stock until the Issuer’s authorized shares of Common Stock are increased from 300,000,000 to at least 1,000,000,000 (the “Conversion Restriction”), and the Common Stock Warrants included in the Units are subject to the restriction that they may not be exercised for shares of Common Stock until the Issuer’s authorized shares of Common Stock are increased from 300,000,000 to at least 1,000,000,000 (the “Exercise Restriction”).

In connection with the Conversion Restriction and the Exercise Restriction, the Issuer covenanted to, as promptly as possible, but in no event later than the date 180 days after the Closing Date, undertake any and all actions necessary to authorize, approve and effect the increase of its authorized Common Stock from 300,000,000 shares to 1,000,000,000 shares (the “Authorized Share Increase”).  If the Issuer failed to cause the Authorized Share Increase to become effective in accordance with these obligations, the accruing dividend on the Series D Preferred Stock would have increased to 12% per annum (from 8% per annum).

On July 1, 2011, an amendment to the Company’s Certificate of Incorporation to increase its authorized shares of Common Stock from 300,000,000 to 1,500,000,000 was approved at the Company’s annual meeting of stockholders and filed with the Delaware Secretary of State.  Accordingly, the Authorized Share Increase occurred on July 1, 2011.  As a result, the Conversion Restriction and the Exercise Restriction are no longer applicable.  Descriptions of such restrictions are as set forth in the Unit Purchase Agreement listed hereto as Exhibit 99.2.

The terms of the Series D Preferred Stock and the Common Stock Warrants are described in more detail in Item 4.

Sale of the Assets of Beacon Capital Strategies, Inc.

On February 2, 2011, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among the Issuer, Bonds MBS, Inc., an indirect wholly-owned subsidiary of the Issuer (“Bonds MBS”), and Beacon Capital Strategies, Inc. (“Beacon”).  The closing of the Purchase Agreement was conditioned upon the simultaneous closing of the Asset Purchase Agreement.  Pursuant to the Asset Purchase Agreement, among other things, on February 2, 2011, the Issuer (through Bonds MBS) purchased substantially all of Beacon’s assets.  Beacon previously was engaged in the development and offering of an electronic trading platform for trades in fixed income securities (the “Beacon Business”).  As consideration for the purchase of the Beacon assets pursuant to the Asset Purchase Agreement, the Issuer, among other things, issued to Beacon 10,000 shares of Series C Preferred Stock.  Upon the dissolution and liquidation of Beacon, Oak Investment Partners XII (as a stockholder of Beacon) received 8,796 shares of Series C Preferred Stock (of which 2,639 shares are held in escrow pursuant to the Escrow Agreement).

Subject to the same Conversion Restriction as the shares of Series D Preferred Stock, the shares of Series C Preferred Stock are convertible into shares of the Issuer’s Common Stock.  The number of shares of Common Stock for which the aggregate shares of Series C Preferred Stock may be converted is contingent, and will be determined based on the future performance of the Beacon Business of the Issuer, with the number of such shares ranging from zero shares to a maximum of 100,000,000 shares (87,960,000 shares in respect of the 8,796 shares of Series C Preferred Stock owned by Oak Investment Partners XII) (subject to increase in the event the conversion price of the Series C Preferred Stock is reduced pursuant to the antidilution provisions thereof).

In connection with the Asset Purchase Agreement, the Issuer, Bonds MBS and Beacon entered into an Agreement With Respect to Conversion, dated as of February 2, 2011 (the “Determination Agreement”).  The Determination Agreement, among other things, sets forth the provisions and procedures for determining the contingent number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and the contingent liquidation preference of the shares of Series C Preferred Stock.  Such contingent number of shares and contingent liquidation preference will be determined based on the gross revenue of the Beacon Business of the Issuer during a trailing eighteen-month period measured from a date (the “Determination Date”) to occur during the 30-month period following the date of the Asset Purchase Agreement.  The Determination Date shall be a date determined by Beacon (as authorized by Beacon in its plan of liquidation), by notice to the Issuer during such 30-month period; provided that the Determination Date may be triggered by certain events and will in no event be after the last day of such 30-month period.  In the event gross revenues of the Beacon Business of the Issuer for such trailing 18-month period as of the Determination Date equal or exceed $3,333,333, then the aggregate shares of Series C Preferred Stock outstanding shall be convertible into the maximum number of shares of Common Stock (100,000,000 shares (of which 87,960,000 shares in respect of the 8,796 shares of Series C Preferred Stock owned by Oak Investment Partners XII)) and shall carry the maximum liquidation preference ($10,000,000).  To the extent gross revenues of the Beacon Business of the Issuer for such trailing 18-month period as of the Determination Date are less than $3,333,333, then the number of shares of Common Stock in which the aggregate shares of Series C Preferred Stock outstanding shall convert, and the amount of the contingent liquidation preference, will be reduced.  The conversion of the Series C Preferred Stock was also subject to the Conversion Restriction and is subject to the FINRA Restriction (as defined below).

The Determination Agreement further provides that if the Issuer materially breaches any of its support obligations, then the number of conversion shares and liquidation preference to which the shares of Series C Preferred Stock are entitled shall be the maximum amounts thereof.

In connection with the Asset Purchase Agreement, Beacon, the Issuer and Bonds.com MBS, Inc. and U.S. Bank National Association entered into an escrow agreement on February 2, 2011 (the “Escrow Agreement”) whereby 3,000 shares of Series C Preferred Stock (including any shares of Common Stock issuable upon conversion thereof) were placed into escrow for the satisfaction of any potential future obligations of Beacon under the Asset Purchase Agreement.

The terms of the Series C Preferred Stock are described in more detail in Item 4.

This Item 3 (and the other Items of this Schedule 13D) does not provide a complete description of the transactions and securities included herein and each such description is qualified in its entirety by reference to the Purchase Agreement, listed as Exhibit 99.2 hereto, the Asset Purchase Agreement, listed as Exhibit 99.7, the Series D Certificate of Designation, listed as Exhibit 99.3 hereto, the Series C Certificate of Designation listed as Exhibit 99.8 hereto, the Common Stock Warrant, listed as Exhibit 99.4 hereto, the Determination Agreement listed as Exhibit 99.9 hereto, and the Escrow Agreement listed as Exhibit 99.11 hereto.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of the acquisition of the Series D Preferred Stock and the Common Stock Warrants is for investment.  The Reporting Persons acquired the Series C Preferred Stock in connection with (i) the Issuer’s purchase of substantially all of the assets of Beacon and (ii) the liquidation and dissolution of Beacon.  Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Series D Preferred Stock, Series C Preferred Stock, the Common Stock Warrants or other securities of the Issuer (including Common Stock issued upon conversion or exercise thereof), consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of their Series D Preferred Stock, Series C Preferred Stock or Common Stock Warrants, Common Stock issuable upon conversion or exercise thereof, or other securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Pursuant to the Purchase Agreement, the Issuer sold, and Oak Investment Partners XII purchased, the number of shares of Series D Preferred Stock and the Common Stock Warrants all as described in Item 3 above and pursuant to which the Issuer granted certain rights to Oak Investment Partners XII.  The Series D Preferred Stock and the Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XII may be entitled to acquire additional shares of Series D Preferred Stock and/or shares of Common Stock, as applicable.  As a condition to the Closing, the Issuer was obligated to file the Certificate of Designations of the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock (the “Series D Certificate of Designations”), which provides that the Series D Preferred Stock has antidilution protection and liquidation, conversion, director designation and voting rights in preference to the Common Stock.  Descriptions of such rights, and of rights under the Purchase Agreement, contained herein are qualified in their entirety by reference to the Purchase Agreement listed as Exhibit 99.2 hereto, the Series D Certificate of Designations listed as Exhibit 99.3 hereto and the Common Stock Warrant listed as Exhibit 99.4 hereto.

Series D Preferred Stock

Series D Certificate of Designations.  The terms of the Series D Preferred Stock are set forth in the Series D Certificate of Designations, which was filed with the Secretary of State of the State of Delaware on February 2, 2011 and is listed as Exhibit 99.3 hereto.

Conversion of Series D Preferred Stock.  Pursuant to the Series D Certificate of Designations, each share of Series D Preferred Stock, and all Accruing Dividends (as defined below) thereon that remain unpaid at the time of conversion, shall be convertible, subject to the Conversion Restriction, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value ($1000 subject to appropriate adjustments) applicable to such shares of Series D Preferred Stock and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion (such quotient is referred to as a “Conversion Rate”).  The “Optional Conversion Price” shall initially be $0.07.  If the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) prior to August 2, 2012 for a per share price less than the conversion price then in effect for the Series D Preferred Stock, the conversion price of the Series D Preferred Stock will be reduced by a customary “weighted average” antidilution formula (subject to certain exceptions).  Subject to the Conversion Restriction, the Series D Preferred Stock is mandatorily convertible into shares of Common Stock if and when (a) shares of the Issuer are listed on a national securities exchange and trade with a closing price of at least 200% of the optional conversion price then in effect for a period of 180 consecutive trading days on average trading volume of not less than 250,000 shares per day over the subject 180-day trading period and (b) Common Stock of the Issuer has an aggregate market value of at least $40,000,000 as of the last day of such 180-trading day period.

Dividends.  The holders of shares of Series D Preferred Stock are entitled to receive dividends at the rate per annum of 8%, compounded annually, on each share of Series D Preferred Stock (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (“Accruing Dividends” or “Accrued Dividends”).  The dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative.  Dividends shall be payable only when, as, and if declared by the board of directors of the Issuer. No dividend or other distribution shall be paid, declared or set aside for payment on any share of Common Stock or any series of Preferred Stock expressly made junior to the Series D Preferred Stock unless all dividends with respect to each outstanding share of the Series D Preferred Stock have been or are simultaneously declared and paid in cash.

Liquidation Preference.  Pursuant to the Series D Certificate of Designations, in the event of the Issuer’s liquidation, dissolution or winding up or upon a merger or acquisition of the Issuer by another company or person, the holders of the Series D Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of Common Stock.  The liquidation preference is equal to an amount per share equal to the greater of (i) 120% of the sum of (x) the Stated Value of such share plus (y) the Accruing Dividends relating thereto, and (ii) the amount which such holder would otherwise have received in respect of such share had all holders of Series D Preferred Stock and Series D-1 Preferred Stock converted their shares of Series D Preferred Stock and Series D-1 Preferred Stock into shares of Common Stock.

Voting Rights.  Each holder of outstanding shares of Series D Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series D Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series D Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class.  The holders of Series D Preferred Stock and Series D-1 Preferred Stock have the right to approve (by a vote of at least 93% of the Series D Preferred Stock and Series D-1 Preferred Stock voting together as a single class) certain actions, including the creation or issuance of any class of preferred stock on par or senior to the Series D Preferred Stock or Series D-1 Preferred Stock.  In addition, the holders of Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock have the right to approve (by a majority of the shares of Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock voting together as a single class) certain corporate actions, including certain changes of control and the incurrence of indebtedness for borrowed money unless the Issuer would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

Series D Stockholders Agreement.  In connection with and as a condition to the transactions contemplated by the Purchase Agreement, on February 2, 2011, the Issuer, Oak Investment Partners XII, GFINet Inc. (“GFI”), UBS Americas, Inc. (“UBS”), Bonds MX, LLC (“Bonds MX”) and Robert Jones

(“Jones”) entered into a Series D Stockholders’ Agreement setting forth certain agreements among and between the Issuer and such stockholders (the “Initial Stockholders Agreement”).  On March 7, 2011, two additional purchasers of Series D Preferred Stock became parties to the Initial Stockholders Agreement.  On June 23, 2011,  the Issuer, Oak Investment Partners XII, GFI, UBS, Bonds MX, Jones and Jefferies & Company, Inc. (“Jefferies”) entered into Amendment No. 1 to the Stockholders Agreement (“Amendment No. 1” collectively with the Initial Stockholders Agreement, the “Stockholders Agreement”) to admit Jefferies as a party to the agreement.  Amendment No. 1 is attached hereto as Exhibit 99.14.

Pursuant to the Stockholders Agreement, in the event that any of Oak, GFI, UBS, Bonds MX, Jones, Jefferies, or the other purchasers of Series D Preferred Stock (collectively, the “Series D Stockholders”) seeks to sell its shares of Series D Preferred Stock or Series D-1 Preferred Stock or warrants to purchase shares of Series D Preferred Stock or Series D-1 Preferred Stock, each other Series D Stockholder shall have the right to sell a pro rata portion of its similar securities along with the selling Series D Stockholder.  Alternatively, the Issuer, at its option, may redeem the applicable securities from the other Series D Stockholders and the selling Series D Stockholder would be permitted to sell his, her or its shares free of such obligation.  The foregoing obligations do not apply to transfers pursuant to Rule 144, transfers to certain permitted transferees, bona fide pledges and pledges outstanding as of the date of the Stockholders’ Agreement.  Such obligations also do not apply to sales of less than 10% of the securities held by the selling Series D Stockholder.

The Stockholders Agreement requires the Issuer to offer the Series D Stockholders the right to participate on a pro rata basis (based on its fully diluted shares of preferred stock relative to the total number of fully diluted shares of the Issuer) in future issuances of equity securities by the Issuer.  The foregoing right does not apply to issuance of equity securities (a) in connection with any acquisition of assets of another person, whether by purchase of stock, merger, consolidation, purchase of all or substantially all of the assets of such person or otherwise approved by the Issuer’s Board of Directors and the requisite holders of the Series D Preferred Stock to the extent required under the Series D Certificate of Designation, (b) Exempted Securities (as such term is defined in the Series D Certificate of Designation), (c) in an underwritten public offering with gross proceeds of at least $50,000,000 and a market capitalization of at least $175,000,000, and (d) approved by holders of a majority of the shares of Series D Preferred Stock.  The Issuer may elect to consummate the issuance of equity securities and subsequently provide the Series D Stockholders their right to participate.  The foregoing right to participate under the Stockholders Agreement shall terminate on such date as of which less than 25% of the shares of Series D Preferred Stock remain outstanding.

Pursuant to the Stockholders Agreement, for so long as the Series D Stockholders collectively own at least 25% of the shares of Series D Preferred Stock issued pursuant to the Purchase Agreement or 25% of the shares of Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series D Stockholder is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated in writing collectively by the Series D Stockholders (the “Series D Designee”).  Subject to the following sentence, the consent of each of the Series D Stockholders holding at least 8% of the outstanding shares of Series D Preferred Stock as of the date of the Stockholders Agreement shall be required in respect of the designation of the Series D Designee.  Notwithstanding the foregoing, for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series D Preferred Stock acquired by it pursuant to the Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, the Series D Designee shall be designated by Oak Investment Partners XII in its sole discretion.  Subject to applicable law and the rules and regulations of the Securities and Exchange Commission and any

securities exchange or quotation system on which the Issuer’s securities are listed or quoted, the Series D Designee shall have a right to be a member of each principal committee of the Board of Directors.

Pursuant to the Stockholders Agreement, for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series D Preferred Stock acquired by it pursuant to the Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series D Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated by Oak Investment Partners XII (the “Oak Designee”), which Oak Designee shall, for the avoidance of doubt, be in addition to Oak Investment Partners XII’s rights in respect of the Series D Designee.

So long as any Series D Stockholder holding at least 8% of the outstanding shares of Series D Preferred Stock or Series D-1 Preferred Stock as of the date of the Stockholders Agreement owns at least 25% of the shares of Series D Preferred Stock or Series D-1 Preferred Stock, respectively, acquired by it pursuant to the Purchase Agreement, such Series D Stockholder shall have the right to appoint one non-voting representative to attend each meeting of the Board of Directors and each committee thereof (an “Investor Observer”).  Each Investor Observer will be entitled to receive copies of all notices, minutes, consents and other materials and information that the Company provides to the Board; provided that (x) the Investor Observer shall execute a confidentiality agreement in a form reasonably acceptable to the Issuer and the investor designating such Investor Observer, and (y) the Issuer may require such Investor Observer to be recused from any meeting and may redact such materials on advice of counsel in connection with matters involving the attorney-client privilege or conflicts of interest.

Additionally, if, after the date of the Stockholders Agreement, any person acquires shares of Series A Preferred, Series D Preferred or Series D-1 Preferred, the Company shall use its reasonable best efforts to have such stockholder become a party to the Stockholders Agreement.  Additionally, the Company is prohibited from issuing any shares of Series D Preferred Stock or Series D-1 Preferred Stock without the prior consent of the Series D Stockholders (other than as permitted by the Purchase Agreement) and unless such purchaser becomes a party to the Stockholders Agreement.

The Stockholders Agreement is listed as Exhibit 99.6 hereto.

Amended and Restated Registration Rights Agreement.  In connection with and as a condition to the transactions contemplated by the Purchase Agreement, on February 2, 2011, the Issuer entered into an Amended and Restated Registration Rights Agreement with Oak Investment Partners, GFI, UBS, Bonds MX and Jones (the “Amended and Restated Registration Rights Agreement”).  On March 7, 2011, two additional purchasers of Series D Preferred Stock executed joinders to the Amended and Restated Registration Rights Agreement.  The Amended and Restated Registration Rights Agreement requires the Issuer to file a registration statement with Securities and Exchange Commission covering the resale of all of the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock and Series D-1 Preferred Stock and the exercise of the Common Stock Warrants sold to Oak Investment Partners, GFI, UBS (with respect to Common Stock issuable upon conversion of shares of Series D-1 Preferred Stock only), Bonds MX, Jones, Jefferies and the additional purchasers of Series D Preferred Stock.  The Issuer is required to file such registration statement not later than August 7, 2011.  The Amended and Restated Registration Rights Agreement also provides Oak Investment Partners XII, GFI, UBS, Bonds MX, Jones, Jefferies, and the additional purchasers of Series D Preferred Stock “piggy back” registration rights with respect to certain registration statements filed by the Issuer for its own sale of shares of Common Stock or resales of shares of Common Stock by other stockholders, and also contains other customary undertakings and restrictions with respect to the Issuer.  The Amended and Restated Registration Rights Agreement is listed as Exhibit 99.5 hereto.

Voting Agreements.  On February 2, 2011, Oak Investment Partners XII, GFI, and Beacon entered into a voting agreement (the “First Voting Agreement”) with certain other stockholders of the Company whereby such other stockholders agreed to vote their shares in favor of the Authorized Share Increase.  In addition, on June 2, 2011, Oak Investment Partners XII, GFI and Beacon entered into another voting agreement (the “Second Voting Agreement” and collectively with the First Voting Agreement (the “Voting Agreements”)) with certain other stockholders of the Company whereby such other stockholders agreed to vote their shares in favor of the Authorized Share Increase.  The Voting Agreements are listed as Exhibits 99.12 and 99.13, respectively.

Common Stock Warrants

The Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise such Common Stock Warrant through cashless “net exercise election,” (b) providing that, for a period of 18 months following the date of the Purchase Agreement, if the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances), and (c) until such time as the Exercise Restriction no longer applies, if the Issuer undergoes certain changes of control the holder may require the Issuer to redeem the Common Stock Warrant for such amount as the holder thereof would have received in the change of control had the Common Stock Warrant been exercised immediately prior thereto.  The Common Stock Warrants are exercisable for a period of five years from the date of the Authorized Share Increase.  The terms of the Common Stock Warrant are set forth in the Common Stock Warrant listed as Exhibit 99.4  hereto

Series C Preferred Stock

As consideration for the purchase of the Beacon assets pursuant to the Asset Purchase Agreement, the Issuer, among other things, (a) issued to Beacon 10,000 shares of a Series C Preferred Stock and (b) assumed certain limited liabilities of Beacon.  Upon the liquidation and dissolution of Beacon, Oak Investment Partners XII (as a stockholder of Beacon) received 8,796 shares of Series C Preferred Stock from Beacon (which includes 2,639 shares that are held in escrow pursuant to the Escrow Agreement).  Subject to the same Conversion Restriction as the shares of Series D Preferred Stock, the shares of Series C Preferred Stock issued to Beacon are convertible into shares of the Issuer’s Common Stock and carry a preference (junior to the Series D Preferred Stock and Series D-1 Preferred Stock and on par with the liquidation preference of the Series A Preferred Stock) upon any liquidation, dissolution or winding up of the Issuer (including certain changes of control which are deemed to be a liquidation).  The number of shares of Common Stock for which the Series C Preferred Stock may convert is contingent, and will be determined based on the future performance of the Beacon Business (as described in more detail below), with the number of such shares ranging from zero shares to a maximum of 100,000,000 shares (87,960,000 shares in respect of the 8,796 shares of Series C Preferred Stock owned by Oak Investment Partners XII (subject to increase in the event the conversion price of the Series C Preferred Stock is reduced pursuant to the antidilution provisions thereof).  The amount of the liquidation preference of the Series C Preferred Stock also is contingent, and will be determined based on the future performance of the Beacon Business (as described in more detail below), but in no event will such liquidation preference be less than $4,000,000.

Series C Certificate of Designations.  The terms of the Series C Preferred Stock are set forth in the Certificate of Designations of the Series C Preferred Stock (the “Series C Certificate of Designations”) which was filed with the Secretary of State of the State of Delaware on February 2, 2011 and is listed as Exhibit 99.8 hereto.

Conversion of Series C Preferred Stock.  Subject to the Conversion Restriction, pursuant to the Series C Certificate of Designation, the shares of Series C Preferred Stock are initially convertible (in full but not in part) at the option of the holders of a majority of the shares of Series C Preferred Stock into an aggregate number of shares of Common Stock as equals the Conversion Value (as defined below) divided by the conversion price of $0.10 (the “Conversion Shares”); provided that, for a period of 18 months following the date of the issuance of the Series C Preferred Stock, if the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.10, then the conversion price of the Series C Preferred Stock will be reduced by a customary “weighted-average” antidilution formula (subject to certain exempted issuances).  Each share of Series C Preferred Stock shall be converted into the number of fully paid and nonassessable shares of Common Stock as is equal to the Conversion Shares divided by the total number of shares of Series C Preferred Stock issued and outstanding on the Series C Original Issue Date.  Subject to the Conversion Restriction and pursuant to the Series C Certificate of Designation, the Series C Preferred Stock is mandatorily convertible into shares of the Issuer’s Common Stock if and when (a) the Issuer’s shares of Common Stock are listed on a national securities exchange and trade with a closing price of at least 200% of the optional conversion price then in effect for a period of 180 consecutive trading days on average trading volume of not less than 250,000 shares per day over the subject 180-day trading period and (b) the Issuer’s Common Stock has an aggregate market value of at least $40,000,000 as of the last day of such 180-trading day period.  In addition to the Conversion Restriction, pursuant to the FINRA Letter Agreement (as defined below), Oak Investment Partners XII and the Issuer agreed that the shares of Series C Preferred Stock directly or indirectly owned by Oak Investment Partners XII shall only convert, subject to the Conversion Restriction, into that number of shares of Common Stock such that its direct and indirect ownership of Common Stock after such conversion shall not exceed 24.99% of the Issuer’s issued and outstanding equity capital until receipt of the FINRA Approval (as defined below) (the “FINRA Restriction”).

The Series C Certificate of Designation defines the “Conversion Value” by reference to the Determination Agreement.  Pursuant to the Determination Agreement, the “Conversion Value” means the dollar amount that is equal to the lesser of (a) $10,000,000, and (b) the trailing 18-month revenue of the Beacon Business of the Issuer as of the Determination Date.

Dividends.  Beginning on the Determination Date, the Issuer shall not pay, set aside, or declare any dividends on shares of Common Stock or any series of Preferred Stock expressly made junior to the Series C Preferred Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series C Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series C Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any such class or series that is convertible into Common Stock, that dividend per share of Series C Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series C Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any such class or series that is not convertible into Common Stock, at a rate per share of Series C Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series C Conversion Price (as defined in section 5(a) of the Series C Certificate of Designation); provided that, if the Issuer declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Issuer, the dividend payable to the holders of Series C Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series C Preferred Stock dividend.

Liquidation Preference.  Pursuant to the Series C Certificate of Designation, in the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, prior to the Determination Date, subject to the rights of holders shares of Series D Preferred Stock and Series D-1 Preferred Stock, the holders of Series C Preferred Stock shall be entitled to an aggregate liquidation preference equal to the greater of (a) the sum of (1) $4,000,000 plus (2) the Conversion Value (as defined above); provided that such aggregate amount shall in no event be greater than $10,000,000, and (b) the sum of (1) $4,000,000 plus (2) the amount which such holders would have received in such liquidation, dissolution or winding up had all holders of Series C Preferred Stock converted their shares of Series C Preferred Stock into shares of Common Stock on the date immediately preceding such liquidation, dissolution or winding up and the Conversion Value was determined at such time (such aggregate amount, the “Pre-Determination Date Liquidation Preference”).  In such event, each share of Series C Preferred Stock shall be entitled to an amount equal to the Pre-Determination Date Liquidation Preference divided by the total number of shares of Series C Preferred Stock issued and outstanding on the Series  C Original Issue Date.  Pursuant to the Series C Certificate of Designation, in the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, on or after the Determination Date, subject to the rights of holders of Series D Preferred Stock and Series D-1 Preferred Stock, the holders of Series C Preferred Stock shall be entitled to an aggregate liquidation preference equal to the greater of (a) the sum of (1) $4,000,000 plus (2) the product of the aggregate number of Conversion Shares multiplied by $0.10, provided, however, that such aggregate amount shall in no event be greater than $10,000,000 and (b) the amount which such holders would have received in such liquidation, dissolution or winding up had all holders of Series C Preferred Stock converted their shares of Series C Preferred Stock into shares of Common Stock on the date immediately preceding such liquidation, dissolution or winding up and the Conversion Value was determined at such time (such aggregate amount, the “Post-Determination Date Liquidation Preference”).  In such event, each share of Series C Preferred Stock shall be entitled to an amount equal to the Post-Determination Date Liquidation Preference divided by the total number of shares of Series C Preferred Stock issued and outstanding on the Series C Original Issue Date.  Pursuant to the Series C Certificate of Designation, upon certain changes of control, subject to the rights of holders of Series D Preferred Stock and Series D-1 Preferred Stock, the holders of Series C Preferred Stock shall be entitled to an aggregate liquidation preference equal to: (a) in the event such change of control occurs prior to the Determination Date and prior to the date eight months after the date the Series C Preferred Stock are first issued (“Series C Original Issue Date”), the greater of (1) the Pre-Determination Date Liquidation Preference and (2) $6,000,000; (b) in the event such change of control occurs prior to the Determination Date and on or after the date eight months after the Series C Original Issue Date but prior to the date twenty months after the Series C Original Issue Date, an aggregate amount equal to the greater of (1) the Pre-Determination Date Liquidation Preference and (2) $8,000,000; (c) in the event such change of control occurs prior to the Determination Date and on or after the date twenty months after the Series C Original Issue Date, an amount equal to the greater of (1) the Pre-Determination Date Liquidation Preference and (2) $10,000,000; and (d) in the event such change of control occurs prior to the Determination Date, an aggregate amount equal to the Post-Determination Date Liquidation Preference.

Voting Rights. Prior to the Determination Date, each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the product of 1,250 and the number of whole shares of Series C Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter. Holders of Series C Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class. On and after the Determination Date, each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series C Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class.  The holders of Series C Preferred Stock have the right to approve (by a vote of majority thereof) certain actions, including the creation or issuance of any class of preferred stock on par or senior to the Series C Preferred Stock.  In addition, the holders of Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock have the right to approve (by a majority of the Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock voting together as a single class) certain corporate actions, including certain changes of control and the incurrence of indebtedness for borrowed money unless the Issuer would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

FINRA Approval.  Oak Investment Partners XII, the Issuer and Bonds.com MBS, Inc., entered into the FINRA Letter Agreement, dated February 2, 2011, (attached hereto as Exhibit 99.10) pursuant to which Oak Investment Partners XII agreed to further restrictions on its rights to convert its Series C Preferred Stock to Common Stock (the “FINRA Letter Agreement”).  Pursuant to the FINRA Letter Agreement, Oak Investment Partners XII agreed that until the approval of the application of Bonds.Com, Inc. (a wholly owned subsidiary of the Issuer) to FINRA with respect to the change in indirect beneficial ownership of Bonds.Com, Inc. as a result of the transaction (the “FINRA Approval”) or indication of no-action regarding the application to FINRA, the shares of Series C Preferred Stock directly or indirectly owned by Oak Investment Partners XII shall only convert, subject to the Conversion Restriction, into that number of shares of Common Stock such that its direct and indirect ownership of Common Stock after such conversion shall not exceed 24.99% of the Issuer’s issued and outstanding equity capital.  The Issuer has agreed to use its commercially reasonable efforts to obtain the approval required by FINRA in connection with the FINRA Letter Agreement; provided, however, that if the equity capital of the Issuer shall change such that the aggregate equity ownership of Oak Investment Partners XII result in the aggregate ownership percentage of Oak Investment Partners XII not exceeding 24.99%, the Issuer and Bonds.Com, Inc. may withdraw the application to FINRA.  As of the date hereof, the FINRA approval has not been obtained.

The foregoing summary of the Purchase Agreement, the Asset Purchase Agreement, the Series D Certificate of Designations, the Series C Certificate of Designation, the Common Stock Warrant, the Registration Rights Agreement, the Stockholders Agreement, the Voting Agreements and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Asset Purchase Agreement, the Series D Certificate of Designations, the Series C Certificate of Designation, the Common Stock Warrant, the Registration Rights Agreement, the Stockholders Agreement, the Determination Agreement, the FINRA Letter Agreement, the Escrow Agreement, the First Voting Agreement and the Second Voting Agreement listed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 9.12, 9.13, and 9.14 hereto, respectively, and incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)  As a result of the transactions contemplated by the Purchase Agreement, Oak Investment Partners XII beneficially owns 116,177,778 shares of Common Stock, which represents 52.7% of the outstanding Common Stock.  The amount of shares beneficially owned does not include shares of Common Stock into which the shares of Series C Preferred Stock may convert because the number of shares of Common Stock into which the Series C Preferred Stock may convert is unknown and may not be determined within 60 days and will be determined based on the future performance of the Beacon Business of the Issuer.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 104,354,190 shares of Common Stock outstanding as of May 20, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011, plus 59,034,921 shares of Common Stock issuable upon conversion of 4,000 shares of Series D Preferred Stock (giving effect to Accrued Dividends from February 2, 2011 through July 1, 2011), and 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants.

As a result of certain of the matters described in Item 4 above, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with other Series D Stockholders.  If the Reporting Persons were deemed to constitute a “group” with the other Series D Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Series D Stockholders, based on available information, is approximately 341,356,824 which represents approximately 76.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 20, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011, plus shares of Common Stock issuable upon conversion of Series D Preferred Stock, conversion of Series D-1 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Series D Stockholders (including the Reporting Persons), all based on available information.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Series D Stockholders (other than the Reporting Persons).  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of Common Stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 59,034,921 shares of Common Stock into which the 4,000 shares of Series D Preferred Stock presently held by Oak Investment Partners XII may convert (giving effect to Accrued Dividends from February 2, 2011 through July 1, 2011), and 57,142,857 shares of Common Stock for which the Common Stock Warrants presently held by Oak Investment Partners XII may initially be exercised.  As noted above, the amount of shares beneficially owned does not include shares of Common Stock into which the shares of Series C Preferred Stock may convert because the number of shares of Common Stock into which the Series C Preferred Stock may convert is unknown and may not be determined within 60 days and will be based on the future performance of the Beacon Business of the Issuer.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of this Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 24.

Oak Investment Partners XII and the Issuer are parties to that certain Unit Purchase Agreement, dated February 2, 2011 (the “Purchase Agreement”), pursuant to which Oak Investment Partners XII purchased shares of Series D Preferred Stock and Common Stock Warrants of the Issuer.  The information contained in Items 3 and 4 of this Statement relating to the Purchase Agreement is incorporated herein by reference.  The Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.2 and incorporated herein by reference.

On February 2, 2011 the Issuer filed a Certificate of Designations (the “Series D Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series D Preferred Stock.  The information contained in Items 3 and 4 of this Statement relating to the Series D Certificate of Designations is incorporated herein by reference.  The Series D Certificate of Designations was filed as Exhibit 3.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.3 and incorporated herein by reference.

On February 2, 2011, the Issuer issued to Oak Investment Partners XII a Common Stock Warrant (the “Common Stock Warrant”).  The information contained in Items 3 and 4 of this Statement relating to the Common Stock Warrant is incorporated herein by reference.  The form of Common Stock Warrant was filed as Exhibit 10.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.4 and incorporated herein by reference.

Oak Investment Partners XII, the Issuer and certain other stockholders of the Issuer are parties to that certain Amended and Restated Registration Rights Agreement, dated February 2, 2011 (the “Registration Rights Agreement”), which contains certain terms and conditions applicable to the registration of the Common Stock into which the Series D Preferred Stock is convertible.  The information contained in Item 4 of this Statement relating to the Registration Rights Agreement is incorporated herein by reference.  The Registration Rights Agreement was filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.5 and incorporated herein by reference.

Oak Investment Partners XII and the Certain Shareholders are parties to that certain Stockholders Agreement, dated February 2, 2011 (the “Initial Stockholders Agreement”), which contains certain agreements among Oak Investment Partners XII and the Certain Shareholders.  The information contained in Items 3 and 4 of this Statement relating to the Stockholders Agreement is incorporated herein by reference.  The Stockholders Agreement was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.6 and incorporated herein by reference.

Oak Investment Partners XII is a shareholder of Beacon Capital Strategies, Inc., who is a party to that certain Asset Purchase Agreement, dated February 2, 2011 (the “Asset Purchase Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the Asset Purchase Agreement is incorporated herein by reference.  The Asset Purchase Agreement was filed as Exhibit 10.7 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.7 and incorporated herein by reference.

On February 2, 2011 the Issuer filed a Certificate of Designations (the “Series C Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series C Preferred Stock.  The information contained in Items 3 and 4 of this Statement relating to the Series C Certificate of Designations is incorporated herein by reference.  The Series C Certificate of Designations was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.8 and incorporated herein by reference.

Oak Investment Partners XII is a shareholder of Beacon Capital Strategies, Inc., who is a party to that certain Agreement with Respect to Conversion, dated February 2, 2011 (the “Determination Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the Determination Agreement is incorporated herein by reference.  The Determination Agreement was filed as Exhibit 10.8 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby deemed attached hereto as Exhibit 99.9 and incorporated herein by reference.

On February 2, 2011, Oak Investment Partners XII, the Issuer and Bonds.com, Inc., entered into that certain Letter Agreement with respect to FINRA approval (the “FINRA Letter Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the FINRA Letter Agreement is incorporated by reference.  The FINRA Letter Agreement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

Oak Investment Partners XII is a shareholder of Beacon Capital Strategies, Inc., who is a party to that certain Escrow Agreement, dated February 2, 2011 (the “Escrow Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the Escrow Agreement is incorporated herein by reference.  The Escrow Agreement is attached hereto as Exhibit 99.11 (and is incorporated herein by reference).

Oak Investment Partners XII and the certain stockholders of the Issuer are parties to that certain Voting Agreement, dated February 2, 2011 (the “First Voting Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the First Voting Agreement is incorporated herein by reference.  The First Voting Agreement is attached hereto as Exhibit 99.12 and incorporated herein by reference.

Oak Investment Partners XII and the certain stockholders of the Issuer are parties to that certain Voting Agreement, dated June 2, 2011 (the “Second Voting Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the Second Voting Agreement is incorporated herein by reference.  The Second Voting Agreement is attached hereto as Exhibit 99.13 and incorporated herein by reference.

Oak Investment Partners XII and certain stockholders of the Issuer and the Issuer are aprties to that certain Amendment No. 1 to Stockholders Agreement, dated June 23, 2011 (the “Amendment No. 1”).  The information contained in Items 3 and 4 of this Statement relating to Amendment No. 1 is incorporated herein by reference.  Amendment No. 1 is hereby deemed attached hereto as Exhibit 99.14 and incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than Oak Investment Partners XII are identified in the footnotes to this table.

EXHIBITS

Exhibit 24

Power of Attorney

Exhibit 99.1

Agreement of Reporting Persons, dated July 5, 2011, among the Reporting Persons

Exhibit 99.2

Unit Purchase Agreement, dated February 2, 2011, by and between Oak Investment Partners XII, GFINet Inc. and the Issuer, incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Series D Certificate of Designations of the Issuer dated February 2, 2011, incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Common Stock Warrant dated February 2, 2011, incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.5

Amended and Restated Registration Rights Agreement, dated February 2, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC and Robert Jones incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.4, (SEC File No. 000-51076)

Exhibit 99.6

Stockholders Agreement, dated February 2, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC and Robert Jones incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.7

Asset Purchase Agreement, dated February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc. incorporated by reference to Current

Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.8

Certificate of Designation of Series C Convertible Stock incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.9

Agreement With Respect to Conversion, dated February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc. incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.10

FINRA Letter Agreement, dated February 2, 2011, between the Issuer and Oak Investment Partners XII, Limited Partnership.

Exhibit 99.11

Escrow Agreement, dated February 2, 2011, by and among Bonds.com MBS, Inc., Issuer, Beacon and U.S. Bank National Association.

Exhibit 99.12

Voting Agreement, dated February 2, 2011, by and among Oak Investment Partners XII, Limited Partnership, Beacon Capital Strategies, Inc., GFINet, Inc., and certain other stockholders of the Issuer.

Exhibit 99.13

Voting Agreement, dated June 2, 2011, by and among Oak Investment Partners XII, Limited Partnership, Beacon Capital Strategies, Inc., GFINet, Inc., and certain other stockholders of the Issuer.

Exhibit 99.14

Amendment No. 1 to Stockholders Agreement, dated June 23, 2011 by and among the Company, GFINet, Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Bonds MX, LLC, Jefferies and Robert Jones (incorporated herein by reference to Exhibit 10.4 of the Current Report of Form 8-K filed by the Issuer on June 28, 2011) (SEC File No. 000-51076)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2011

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals

Exhibit 24

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Ann H. Lamont, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D, with respect to the securities of Bonds.com Group, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including an Agreement of Reporting Persons) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: July 5, 2011

Oak Management Corporation By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: President	Oak Investment Partners XII, Limited Partnership By: Oak Associates XII, LLC, its general partner By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member
Oak Associates XII, LLC By: /s/ Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member	/s/ Iftikar A. Ahmed Iftikar A. Ahmed
/s/ Grace A. Ames Grace A. Ames	/s/ Ann H. Lamont Ann H. Lamont
/s/ Bandel L. Carano Bandel L. Carano	/s/ Gerald R. Gallagher Gerald R. Gallagher
/s/ Edward F. Glassmeyer Edward F. Glassmeyer	/s/ Fredric W. Harman Fredric W. Harman
/s/ Warren B. Riley Warren B. Riley

Exhibit 99.1

Agreement of Reporting Persons

Each of the undersigned hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Signature

Dated: July 5, 2011

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals